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                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                   Under the Securities and Exchange Act of 1934
                                (Amendment No.   )*

                             Brandywine Realty Trust
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                                 (Name of Issuer)

                           Shares of Beneficial Interest
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                          (Title of Class of Securities)

                                    105368-10-4
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                                  (CUSIP Number)

                     Marc C. Krantz, Kohrman Jackson & Krantz,
             1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                 January 19, 1996
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              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 105368-10-4
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Richard M. Osborne Trust
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     AF,PF,BK
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                538,800
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
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         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               538,800
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        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     538,800
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     29.0%
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14   TYPE OF REPORTING PERSON*
     OO
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
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CUSIP No. 105368-10-4

     This original Schedule 13D Statement is filed on behalf of the Richard M. Osborne Trust (the "Trust") for the purpose of reporting certain acquisitions by the Trust of shares of beneficial interest, $0.01 par value per share, of Brandywine Realty Trust, a Maryland real estate investment trust.

Item 1.   Security and Issuer.

     This Schedule 13D Statement relates to the shares of beneficial interest, $0.01 par value per share (the "Shares"), of Brandywine Realty Trust, a Maryland real estate investment trust ("Brandywine"), which has its principal executive offices at 200 Berwyn Park, Suite 100, Berwyn, Pennsylvania.

Item 2.   Identity and Background.

     (a) The person filing this Schedule 13D is the Richard M. Osborne Trust. Richard M. Osborne ("Mr. Osborne") is the sole trustee of the Trust.

     (b) The address of the Trust and the business address of Mr. Osborne is 7001 Center Street, Mentor, Ohio 44060.

     (c)  The Trust was established by Mr. Osborne for estate planning
purposes.   Mr. Osborne's principal occupation is President and Chairman of the
Board of OsAir, Inc., a property developer and manufacturer of industrial gases for pipeline delivery. OsAir, Inc. is located at 7001 Center Street, Mentor, Ohio 44060.

     (d)  Negative with respect to the Trust and Mr. Osborne.

     (e)  Negative with respect to the Trust and Mr. Osborne.

     (f) The Trust is a trust organized under the laws of the State of Ohio. Mr. Osborne is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     The Shares reported herein as having been acquired by the Trust were acquired for the aggregate purchase price of approximately $2.7 million, which amount was contributed to the Trust by Mr. Osborne. The source of Mr. Osborne's contribution, with respect to the Shares reported herein as having been acquired by the Trust in open market transactions, is personal funds.

     The source of Mr. Osborne's contribution, with respect to the Shares reported herein as being acquired on January 19, 1996, is a bank loan from First National Bank of Ohio (the "First National Loan"). The First National Loan is a revolving line of credit, dated June 23, 1995, and amended December 18, 1995, in the principal amount of $3.0 million and is secured by a first mortgage on certain real property owned by Mr. Osborne and by certain securities (other than the Shares) owned by Mr. Osborne. Interest on the First
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CUSIP No. 105368-10-4

National Loan accrues at the rate of 8.75% per annum and is due and payable monthly until June 23, 1996. The First National Loan matures on June 23, 1996, at which date it will become a term loan, payable in 60 equal installments of principal and interest, which interest will accrue at (i) a rate based upon the 5 year U.S. Treasury rate plus 300 basis points, or (ii) the First National Bank of Ohio's prime rate plus 1.0%. A copy of the Business Loan Agreement and a copy of the Promissory Note, as amended, executed by Mr. Osborne in connection with the First National Loan are attached hereto as Exhibits 7.1 and 7.2, respectively.

     The source of Mr. Osborne's contribution, with respect to the Shares reported herein as being acquired on January 25, 1996, is a bank loan from American National Bank (the "American Loan"). The American Loan is a line of credit, dated June 25, 1995, in the principal amount of $500,000 (the "American Loan") and is unsecured. The American Loan matures June 24, 1996. Interest on the American Loan is payable monthly at the rate of 10.0% per annum, subject to adjustment quarterly at the discretion of American National Bank. A copy of the American Loan is attached hereto as Exhibit 7.3.

Item 4.   Purpose of Transaction.

     The Trust purchased the Shares to acquire a significant minority interest in Brandywine for the purposes of investment. Mr. Osborne intends to seek a meeting with the management of Brandywine to discuss its business strategies and to seek representation on the Board of Trustees of Brandywine. In connection with seeking such representation, Mr. Osborne may, upon review of relevant information about the business and operations of Brandywine, propose changes in the business strategies and structure of Brandywine, including, but not limited to, proposing a merger, consolidation or other business combination involving Brandywine and other real estate investment trusts ("REIT"), including REITs in which Mr. Osborne or his affiliates are shareholders. Mr. Osborne has no present plans or proposals relating to such a transaction.

     Depending on market conditions, developments with respect to Brandywine's business and other factors, the Trust and Mr. Osborne reserve the right to acquire additional Shares. The Trust is aware that because Brandywine is a REIT the Internal Revenue Code of 1986, as amended (the "Code"), may govern the acquisition of additional Shares by the Trust. In particular, the Code provides that to qualify as a REIT an entity must (1) throughout each taxable year have at least 100 shareholders and (2) during the last half of each taxable year have not more than 50% in value of the outstanding shares of the entity owned, directly or indirectly, by five or fewer individuals. In the event that the Trust determines to make additional purchases of the Shares, it will continue to review such provisions of the Code to insure that the REIT status of Brandywine is not jeopardized.

     Pursuant to the instructions for items (a) through (j) of Item 4 of
Schedule 13D and except as set forth above in this Item 4, neither the Trust nor Mr. Osborne presently has plans or proposals that relate to or would result in any of the following:
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CUSIP 105368-10-5

     (i)    the liquidation of Brandywine;

     (ii) the sale or disposition of a material amount of assets of Brandywine;

     (iii) a material change in the present capitalization or dividend policy of Brandywine;

     (iv) a material change in the business or corporate structure of Brandywine;

     (v) a change to the declaration of trust or bylaws of Brandywine or an impediment to the acquisition of control of Brandywine by any person;

     (vi)   the delisting from any national securities exchange of the Shares;

     (vii) a class of equity securities of Brandywine becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (viii) any action similar to any of those enumerated in (i) through (vii) above.

     Mr. Osborne and the Trust reserve the right to modify their plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, they may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (viii) above.

Item 5.   Interest in Securities of the Issuer.

     (a) According to the most recently available filing with the Securities and Exchange Commission by Brandywine, there are 1,856,200 Shares outstanding.

     The Trust beneficially owns 538,800 Shares, or approximately 29.0% of the outstanding Shares. As sole trustee of the Trust, Mr. Osborne may be deemed to beneficially own such Shares.

     (b) Mr. Osborne, as sole trustee of the Trust, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the 538,800 Shares owned by the Trust.

     (c) and (d)    During the past 60 days, the Trust purchased 538,800
Shares. 421,100 of the Shares were purchased by the Trust from Dennis O'Leary in a private transaction on January 19, 1996, for a price of $5.00 per share, plus the $0.05 per share dividend payable to Brandywine shareholders of record on January 24, 1996. 86,000 of the Shares were purchased by the Trust from Asset Value Fund, Ltd. in a private transaction on January 25, 1996, for a price of $5.00 per share. 31,700 of the Shares were purchased by the Trust in open market transactions as set forth below:

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CUSIP No. 105368-10-4


                                               Approximate Per Share Price
              Date         Number of Shares       (Excluding Commissions)
       ----------------   ------------------   ----------------------------
       January 18, 1996        24,700                  $3.80
       January 19, 1996         7,000                  $4.09

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Not applicable.

Item 7.   Material to be Filed as Exhibits.

     Exhibit 7.1  --     Business Loan Agreement between Mr. Osborne and the
                         First National Bank of Ohio, dated June 23, 1995

     Exhibit 7.2  --     Promissory Note executed by Mr. Osborne in favor of
                         the First National Bank of Ohio, dated June 23, 1995, as amended December 18, 1995

     Exhibit 7.3  --     Promissory Note executed by Mr. Osborne in favor of
                         the American National Bank, dated June 24, 1995

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CUSIP No. 105368-10-4

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 1996                 The Richard M. Osborne Trust


                                        /s/ Richard M. Osborne
                                        ---------------------------
                                        Richard M. Osborne, Trustee

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CUSIP No. 105368-10-4

                                   Exhibit Index

     Exhibit 7.1  --     Business Loan Agreement between Mr. Osborne and the
                         First National Bank of Ohio, dated June 23, 1995

     Exhibit 7.2  --     Promissory Note executed by Mr. Osborne in favor of
                         the First National Bank of Ohio, dated June 23, 1995,
                         as amended December 18, 1995

     Exhibit 7.3  --     Promissory Note executed by Mr. Osborne in favor of
                         the American National Bank, dated June 24, 1995